Exhibit 1

PRESS RELEASE

Syneron to Present at CIBC World Markets Healthcare Conference

Yokneam, Israel, and Toronto, Canada, November 8, 2004 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced that Dr. Shimon Eckhouse, Chairman of the Board, will be presenting at the 15th Annual CIBC World Markets Healthcare Conference, on November 10, 2004, at 2:30pm, at the NYC-Plaza Hotel in New York City.

Syneron invites financial institutions and investors to attend the presentation, and learn more about the Company. Please contact your CIBC World Markets representative.

The audio portion of the presentation will also be available via live webcast at http://www.veracast.com/webcasts/cibcwm/healthcare04/44312331.cfm. An archive of the webcast will continue to be available via the same URL from three hours after the live event until December 10, 2004.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Shimon Eckhouse, Chairman, Syneron Medical Ltd., at +972 4 909-6555, email: shimoneck@syneron-med.com.

Syneron, the Syneron logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.